Exhibit 99.1

COMAMTECH INC.

COMAMTECH ANNOUNCES NEW TRADING SYMBOL ON NASDAQ (COMT)

Montreal, Québec, November 12, 2010 – Comamtech Inc. (“Comamtech”) (Nasdaq: CNIC) announces that it has received a new trading symbol on NASDAQ which will be COMT.  The new trading symbol will replace the predecessor Copernic Inc. symbol of CNIC.  The new trading symbol will be effective at the market open of NASDAQ Stock Market (“Nasdaq”) on Monday, November 15, 2010.

The new trading symbol was obtained in connection with the completion of the Comamtech plan of arrangement, as previously announced on November 4, 2010, pursuant to which the shareholders of Copernic Inc. have become shareholders of Comamtech.

Comamtech Inc. has filed an appeal to the recent delisting notice which it received from Nasdaq in connection with the completion of the plan of arrangement.  The appeal will stay the suspension and the delisting through the conclusion of the appeal process.  Comamtech has been informed by Nasdaq that the hearing will be held on December 16, 2010.  Comamtech shares shall continue to trade at least until said hearing date or longer depending on the determination by Nasdaq of the continuing suitability of the trading of Comamtech shares on Nasdaq.  Comamtech has previously announced a reverse acquisition of DecisionPoint system (OTCBB: DNPI) which is expected to be an important factor in the appeal to Nasdaq regarding continuation of trading of the Comamtech shares.  Comamtech anticipates meeting all of the Nasdaq listing qualification requirements effective as of the closing of the DNPI acquisition, however, there is no guarantee or assurance that the appeal will succeed.

About Comamtech Inc.

Comamtech is the successor to Copernic which was sold to N. Harris Computer Corporation on November 4, 2010.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results.  Some of these risks and uncertainties are detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.  The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law..

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 514-992-1234
Email: mferland@comamtech.com